

April 10, 2013

Via E-mail
Mr. Walter P. Mascherin
Executive Vice President and Chief Financial Officer
Fortegra Financial Corporation
10151 Deerwood Park Boulevard
Building 100, Suite 330
Jacksonville, FL 32256

Re: Fortegra Financial Corporation
**   Item 4.01 Form 8-K**
**   Filed April 4, 2013**
**   File No.   001-35009**

Dear Mr. Mascherin:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by providing the requested information and amending your filing or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

1. Please amend your filing to clearly state whether your former accountant resigned, declined to stand for re-election or was dismissed and disclose the date of such action as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that your Audit Committee and Johnson Lambert ''mutually agreed that Johnson Lambert would not be re-appointed as the Company's independent registered public accounting firm upon completion of the earlier of (i) Johnson Lambert's review of the Company's consolidated financial statements for the three-months ending June 30, 2013 and (ii) the engagement of a new independent registered public accounting firm.''

2. You state that in case a new independent registered public accounting firm is not retained, you intend to have Johnson Lambert perform the review of your consolidated financial statements for the three months ending June 30, 2013. Please tell us why you consider it appropriate to retain Johnson Lambert to perform such review beyond March

29, 2013, the date when you determined to conduct a search for a new independent auditor and presumably the date when your relationship with Johnson Lambert ended.

3. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Johnson Lambert LLP as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Ibolya Ignat, Staff Accountant at (202) 551-3656.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief